Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

LAWRENCE B. PEDOWITZ

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ERIC M. ROTH

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEVEN A. ROSENBLUM

STEPHANIE J. SELIGMAN

JOHN F. SAVARESE

SCOTT K. CHARLES

DAVID S. NEILL

JODI J. SCHWARTZ

ADAM O. EMMERICH

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000 GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) LEONARD M. ROSEN (1965-2014) OF COUNSEL

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ANDREA K. WAHLQUIST

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

ANTE VUCIC

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C.CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

WILLIAM T. ALLEN PETER C. CANELLOS DAVID M. EINHORN KENNETH B. FORREST THEODORE GEWERTZ MAURA R. GROSSMAN RICHARD D. KATCHER THEODORE A. LEVINE DOUGLAS K. MAYER ROBERT B. MAZUR	PHILIP MINDLIN ROBERT M. MORGENTHAU BERNARD W. NUSSBAUM ERIC S. ROBINSON PATRICIA A. ROBINSON* MICHAEL W. SCHWARTZ ELLIOTT V. STEIN WARREN R. STERN PATRICIA A. VLAHAKIS AMY R. WOLF
* ADMITTED IN THE DISTRICT OF COLUMBIA COUNSEL
DAVID M. ADLERSTEIN AMANDA K. ALLEXON LOUIS J. BARASH DIANNA CHEN ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA PAULA N. GORDON	NANCY B. GREENBAUM MARK A. KOENIG J. AUSTIN LYONS ALICIA C. McCARTHY SABASTIAN V. NILES AMANDA N. PERSAUD JEFFREY A. WATIKER

July 11, 2014

VIA HAND DELIVERY AND EDGAR

Ms. Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sysco Corporation
Registration Statement on Form S-4
Filed June 6, 2014
File No. 333-196585

Dear Ms. Ransom:

On behalf of Sysco Corporation (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s registration statement on Form S-4 filed with the Commission on June 6, 2014 (as amended, the “Registration Statement”) contained in your letter dated July 3, 2014 (the “Comment Letter”), I submit this letter containing the Company’s responses to the Comment Letter. In connection with this letter, we are filing an amendment to the Registration Statement (“Amendment No. 1”) on the date hereof, and we are separately furnishing to the Staff six courtesy copies of Amendment No. 1 marked to show the changes made to the Registration Statement as filed on June 6, 2014.

Mara L. Ransom

United States Securities and Exchange Commission

July 11, 2014

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text of the comments from the Comment Letter followed by our responses. Page numbers referenced in the responses refer to page numbers in the marked version of Amendment No. 1.

The Merger, page 36

Background of the Merger, page 36

1.	Please revise to more clearly identify the parties in attendance at each meeting. For example, where you state that “representatives” of USF, KKR and CDR, or Sysco, or “management” performed certain tasks or attended certain meetings, please identify the individuals to whom you refer.

Response: In response to the Staff’s comment, the Registration Statement has been revised on pages 36-39 to more clearly identify the parties who performed certain tasks and attended each meeting.

2.	We note that on October 12, 2012 discussions between Sysco and USF were terminated. Please discuss in greater detail the reasons for the termination of discussions between the parties in October 2012 and the reasons that representatives of KKR and CDR subsequently contacted Sysco representatives to re-initiate discussions regarding a possible transaction.

Response: The Registration Statement has been revised on page 36 in response to the Staff’s comment.

3.	Please disclose the proposed purchase price to which you refer in the third full paragraph on page 37. Please also disclose in more detail the purchase price adjustment to which you refer in the eighth full paragraph on page 37.

Response: The Registration Statement has been revised on pages 37 and 38 in response to the Staff’s comment.

4.	Please provide greater detail about the “other matters” discussed during the December 2, 2013 meeting.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has determined that only matters relating to communications were discussed during the December 2, 2013 meeting. The Registration Statement has been revised on page 39 to clarify the matters discussed at this meeting.

Mara L. Ransom

United States Securities and Exchange Commission

July 11, 2014

USF’s Reasons for the Merger; Recommendation of the USF Board, page 39

5.	We note that neither party obtained a fairness opinion in connection with this transaction. Please tell us what consideration the USF board gave to this decision in approving the transaction, and any consideration that was given to including the board’s decision not to obtain a fairness opinion in the list of potentially negative factors beginning on page 40.

Response: USF respectfully advises the Staff that investment funds associated with or managed by CDR and KKR (collectively with their affiliates, the “Sponsors”), who currently beneficially own, in the aggregate, approximately 98% of the outstanding shares of USF common stock, are sophisticated financial investors who are in the ordinary course of their businesses regularly involved in decisions relating to the acquisitions and dispositions of portfolio company investments and often do not use financial advisors to assist in such decisions. Representatives of the Sponsors comprise a majority of the members of the USF board of directors. In light of the foregoing facts, the members of the USF board of directors, in their decision to approve the merger agreement and the merger, did not consider obtaining a fairness opinion in the context of a sale of a privately held company substantially owned by the Sponsors and did not give consideration to the absence of such an opinion as a potentially negative factor. Given that obtaining a potential fairness opinion was not considered by the USF board of directors or discussed as a negative factor, USF respectfully advises the Staff that USF does not believe it would be appropriate to refer to the lack of a fairness opinion in the list of potentially negative factors beginning on page 40 of the Registration Statement.

The Merger Agreement, page 52

6.	We note your disclosure that the “representations and warranties have been made solely for the benefit of the other parties to the merger agreement and not for the purpose of providing information to be relied upon by any other person.” Please revise to remove any potential implication that the referenced merger agreement, or any descriptions of its terms, does not constitute disclosure under the federal securities laws.

Response: The Registration Statement has been revised on page 53 in response to the Staff’s comment.

7.	We note your disclosure that “[i]nformation concerning the subject matter of the representations and warranties may change after the date of the merger agreement, which subsequent information or may not be fully reflected in public disclosures by Sysco and USF.” Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the consent solicitation statement/prospectus not misleading. Please confirm that you have updated, or plan to update, your disclosure to include all material information to the extent required.

Response: The Company acknowledges the Staff’s comment and confirms that it will update the Registration Statement to include all material information to the extent required.

Mara L. Ransom

United States Securities and Exchange Commission

July 11, 2014

Documents Incorporated by Reference, page 117

8.	To the extent you wish to incorporate by reference any Exchange Act reports filed during the period prior to the effectiveness of this registration statement, revise your disclosure in this section to state that any applicable filings made after the date of the initial registration statement and prior to effectiveness of this registration statement will be deemed incorporated by reference. Please see Compliance and Disclosure Interpretations – Securities Act Forms Question 123.05, available on our website, www.sec.gov. Please also incorporate by reference the Form 8-K filed on June 16, 2014.

Response: The Registration Statement has been revised on page 118 in response to the Staff’s comment.

Signatures

9.	Please conform the language in the introductory paragraph to that of Form S-4.

Response: The signature page of the Registration Statement has been revised in response to the Staff’s comment.

* * * * *

In the event that the Company requests acceleration of the effective date of the Registration Statement, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1378 or by email at BMRoth@wlrk.com, or my colleague Jeffrey K. Lee at (212) 403-1059 or by email at JKLee@wlrk.com.

Mara L. Ransom

United States Securities and Exchange Commission

July 11, 2014

Sincerely,

/s/ Benjamin M. Roth
Benjamin M. Roth

cc.	Andrew R. Brownstein, Wachtell, Lipton, Rosen & Katz
Russell T. Libby, Sysco Corporation
B. Joseph Alley, Jr., Arnall Golden Gregory LLP
Marni J. Lerner, Simpson Thacher & Bartlett LLP
Juliette Pryor, US Foods

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